                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

         FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
               SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

   (x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Fiscal year ended March 31, 2006

                                       OR

   ( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the Transition period From            to
                                   ----------    ----------
    Commission File Number
                           -----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN
      (For Certain Hourly Employees of Anheuser-Busch Companies, Inc.
                           and its Subsidiaries)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     ANHEUSER-BUSCH COMPANIES, INC.
                            One Busch Place
                       St. Louis, Missouri 63118

                            REQUIRED INFORMATION

A.       Financial Statements and Exhibits
         ---------------------------------

         Report of Independent Registered Public Accounting Firm

         Financial Statements:

             Statements of Net Assets Available for Benefits

             Statements of Changes in Net Assets Available for Benefits

             Notes to Financial Statements

         Additional Information*

B.       Exhibits

         23 Consent of Independent Registered Public Accounting Firm

*Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

[PRICEWATERHOUSECOOPERS LLP Logo]
------------------------------------------------------------------------------

                                                    PRICEWATERHOUSECOOPERS LLP
                                                    800 Market Street
                                                    St Louis MO 63101-2695
                                                    Telephone (314) 206 8500



           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the Anheuser-Busch Deferred Income
Stock Purchase and Savings Plan (For Certain Hourly
Employees of Anheuser-Busch Companies, Inc. and its
Subsidiaries)



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries) (the "Plan") at March 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP


St. Louis, Missouri
August 21, 2006

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
(FOR CERTAIN HOURLY EMPLOYEES OF ANHEUSER-BUSCH COMPANIES, INC.
AND ITS SUBSIDIARIES)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2006 AND 2005
---------------------------------------------------------------------------------------------------------


                                                                             2006               2005
ASSETS
Contributions receivable
   Participant                                                            $       307        $     1,111
   Employer                                                                       335              1,013
                                                                          -----------        -----------

                                                                                  642              2,124

Interest in Master Trust*                                                  88,120,925         86,916,928
                                                                          -----------        -----------

           Total assets                                                    88,121,567         86,919,052
                                                                          -----------        -----------

           Net assets available for benefits                              $88,121,567        $86,919,052
                                                                          ===========        ===========

* Represents more than 5 percent of net assets available for benefits.


               The accompanying notes are an integral part of these financial statements.

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
(FOR CERTAIN HOURLY EMPLOYEES OF ANHEUSER-BUSCH COMPANIES, INC.
AND ITS SUBSIDIARIES)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2006 AND 2005
---------------------------------------------------------------------------------------------------------------

                                                                                    2006               2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
   Participants                                                                 $ 5,475,677         $ 5,095,240
   Employer                                                                       4,169,579           3,805,354
   Rollovers                                                                         15,647             151,877
                                                                                -----------         -----------

           Total contributions                                                    9,660,903           9,052,471

Change in fair value of Interest in Master Trust                                 (2,182,976)         (2,226,910)
                                                                                -----------         -----------

           Total additions                                                        7,477,927           6,825,561
                                                                                -----------         -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions to participants                                                     5,898,345           4,595,806
                                                                                -----------         -----------

           Net increase                                                           1,579,582           2,229,755

Net transfers in/(out)                                                             (377,067)            267,736

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                                                86,919,052          84,421,561
                                                                                -----------         -----------

End of year                                                                     $88,121,567         $86,919,052
                                                                                ===========         ===========


                   The accompanying notes are an integral part of these financial statements.

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
(FOR CERTAIN HOURLY EMPLOYEES OF ANHEUSER-BUSCH COMPANIES, INC.
AND ITS SUBSIDIARIES)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
-------------------------------------------------------------------------------

1.      PLAN DESCRIPTION

        The following description of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries) (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        GENERAL
        The Plan is a defined contribution plan covering substantially all hourly employees (other than those covered by a collective bargaining agreement) of the Company's following subsidiaries: Busch Entertainment Corporation, Busch Properties of Florida, Inc., Sea World of California, Inc., Sea World of Florida, Inc. and Sea World of Texas, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        PLAN ADMINISTRATION
        The Plan's named fiduciaries are Anheuser-Busch Companies, Inc. (the "Company"), as Sponsor and Plan Administrator, and Mellon Bank, N.A., as the Trustee. As Sponsor, the Company has the right to amend the Plan and designate the Plan's named fiduciaries. The Plan is administered through the Human Resources Service Center, the Retirement Plans Department and the Stock Plans Appeals Committee, all located in St. Louis, Missouri. The Trustee has the authority to hold the assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

        ELIGIBILITY
        Each hourly employee (other than employees covered by a collective bargaining agreement) of the above subsidiaries is eligible to participate in the Plan after completing one year of service, in which 1,000 hours of service are completed. Participation by eligible employees is voluntary.

        CONTRIBUTIONS
        A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax or after-tax. A participant may contribute from 1 percent to 6 percent of their base compensation through payroll deductions for Before-Tax Matched Contributions and After-Tax Matched Contributions. The sum of these matched contributions may not be less than 1 percent nor more than 6 percent of the participant's base compensation. In addition, a participant may contribute from 1 percent to 44 percent of their base compensation through payroll deductions for Before-Tax Unmatched Contributions and After-Tax Unmatched Contributions; however, the unmatched contribution rates may not exceed 44 percent of the participant's base compensation and are subject to other limitations as set forth in the Plan agreement. In addition, the sum of Before-Tax Matched and Unmatched Contributions must not exceed 50 percent of a participant's base compensation, subject to certain limitations of the Internal Revenue Code. The participant's employer then contributes a matching amount determined annually based on the relationship of the Company's net income to its payroll expense for the year most recently ended. However, in no event may the participating employer's matching contribution be less than 33-1/3 percent nor more than 125 percent of the aggregate participant matched contributions.

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
(FOR CERTAIN HOURLY EMPLOYEES OF ANHEUSER-BUSCH COMPANIES, INC.
AND ITS SUBSIDIARIES)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
-------------------------------------------------------------------------------

        Participant contributions received by the Plan are invested in one or more investment funds as directed by the participant. At least one-half of each participant's both Before-Tax and After-Tax Matched Contributions (Employer Contributions) must be invested in the Company Stock Fund for certain periods of time. The participant may direct the remaining one-half of each type of matched contribution and all of the unmatched contributions in increments of 1 percent into any fund established under the Plan. Earnings are reinvested in the fund to which they relate. All employer contributions are invested in the Company Stock Fund.

        FORFEITED ACCOUNTS
        Forfeitures result from a participant's withdrawal, retirement or termination before the participant is 100 percent vested in employer matching contributions. Forfeited nonvested amounts are used to reduce future employer contributions. Forfeitures for the years ended March 31, 2006 and 2005 were $75,275 and $8,603, respectively.

        VESTING
        Participants are immediately vested in their voluntary contributions and rollover contributions, plus related earnings. Company matching contributions vest after two years of service. Company contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding twelve months, upon termination of employment for any reason, including retirement, after reaching age 60, or in the event of a "change in control" of the Company as defined by the Plan.

        PAYMENT OF BENEFITS
        The Plan permits in-service withdrawals as defined in the Plan document subject to certain restrictions. Distributions for terminations are comprised of the participant's personal contribution portion and the vested Company contribution portion of their account. Distributions for whole numbers of shares held in the Company stock fund are payable in Company shares, while the value of fractional shares and all interests in the other funds are payable in cash. Alternatively, the participant may elect to have nonshare investments transferred to the Company Stock Fund and distributed thereafter in shares with fractional shares distributed in cash. In-service distributions are payable at the election of the participant in Company shares or in cash.

        PARTICIPANT LOANS
        A participant may borrow from Before-Tax and/or After-Tax vested account balances subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50 percent of the vested account balance. The interest rate is set quarterly at prime plus one percentage point at the end of the preceding quarter. The term of a loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

        TRANSFERS
        Transfers represent new loans, loan repayments and the movement of funds between investment options.

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
(FOR CERTAIN HOURLY EMPLOYEES OF ANHEUSER-BUSCH COMPANIES, INC.
AND ITS SUBSIDIARIES)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
-------------------------------------------------------------------------------

        PLAN TERMINATION
        The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant's account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The accompanying financial statements have been prepared using the accrual method of accounting, except that distributions to participants are recorded when paid.

        USE OF ESTIMATES
        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent liabilities. Actual results could differ from those estimates.

        INVESTMENTS
        The Anheuser-Busch Companies, Inc. Defined Contribution Master Trust ("Master Trust") has been established for each of the investment funds for the investment of the Plan's assets and the assets of other stock purchase and savings plans sponsored by the Company.

        The Plan's interest in the Master Trust is recorded at fair value, which is based on the fair value of the underlying investments in the Master Trust.

        In accordance with the policy of stating investments at fair value, the Plan presents, in the statement of changes in net assets available for benefits, the change in the fair value of its interest in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation or depreciation on the underlying investments in the Master Trust.

        ALLOCATION OF ASSETS
        Units of participation in the Master Trust are allocated to participating plans based on the relationship of individual plan contributions to the market value of the Master Trust. Earned income, realized and unrealized gains and losses, and administrative expenses are retained in the Master Trust and are allocated to participating plans by the Trustee, based on units of participation on the transaction date.

        RISKS AND UNCERTAINTIES
        The Master Trust's investment fund options provide participants with a variety of investment alternatives with differing levels of risk and income potential. Investment securities are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
(FOR CERTAIN HOURLY EMPLOYEES OF ANHEUSER-BUSCH COMPANIES, INC.
AND ITS SUBSIDIARIES)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
-------------------------------------------------------------------------------

        changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

        ADMINISTRATIVE EXPENSES
        Under the Master Trust agreement with the Trustee, the Company may pay all expenses incurred in the administration of the Master Trust, including trustee fees, but is not obligated to do so. Trustee expenses not paid by the Company are paid by the Master Trust and proportionately allocated to the participating plans. All other expenses are paid by the Plan.

3.      INTERESTS IN ANHEUSER-BUSCH COMPANIES, INC. DEFINED CONTRIBUTION MASTER
        TRUST

        At both March 31, 2006 and 2005, the Plan's interest in the net assets of the Master Trust was approximately 3 percent of total Master Trust assets.

        The following table presents the fair value of investments for the Master Trust:

                                                                                      MARCH 31,
                                                                        ------------------------------------
                                                                             2006                   2005

INVESTMENTS AT FAIR VALUE
Anheuser-Busch common stock*                                            $1,782,261,825        $2,227,645,078
Equity index*                                                              256,899,770           237,879,050
Mid/Small cap*                                                             238,180,545           170,740,550
Medium-term fixed income                                                    57,653,531            68,389,798
Short-term fixed income                                                     83,001,455            59,825,888
Managed balanced                                                            71,895,665            49,685,191
Index balanced                                                              52,816,909            39,578,922
International stock*                                                       263,277,554            82,582,696
Participant loans                                                           97,247,129           104,709,312
                                                                        --------------        --------------

                                                                        $2,903,234,383        $3,041,036,485
                                                                        ==============        ==============

* Represents more than 5 percent of net assets available for benefits.

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
(FOR CERTAIN HOURLY EMPLOYEES OF ANHEUSER-BUSCH COMPANIES, INC.
AND ITS SUBSIDIARIES)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
-------------------------------------------------------------------------------

        Investment income for the Master Trust is as follows:


                                                                                YEAR ENDED MARCH 31,
                                                                         ---------------------------------
                                                                              2006                 2005

NET APPRECIATION/(DEPRECIATION) IN FAIR VALUE
 OF INVESTMENTS
Anheuser-Busch common stock                                              $(160,799,227)       $(124,412,640)
Equity index                                                                27,950,460           12,493,703
Mid/Small cap                                                               43,141,890            7,363,685
Managed balanced                                                             7,599,634            1,962,222
Index balanced                                                               5,298,064            1,427,639
Medium-term fixed income                                                     1,402,435             (399,699)
Short-term fixed income                                                     55,339,183              496,958
International stock                                                          3,104,374            3,987,615
                                                                         -------------        -------------

                                                                         $ (16,963,187)       $ (97,080,517)
                                                                         =============        =============

Interest                                                                 $   5,083,413        $   5,595,982
Dividends                                                                   46,631,581           47,717,525

             Net decrease in net assets
              during year                                                 (136,413,510)        (303,483,289)



4.      INCOME TAX STATUS

        The Plan received a favorable determination letter from the Internal Revenue Service dated November 29, 2001, indicating that the Plan qualifies under the applicable provisions of Section 401 of the IRC, and is therefore exempt from federal income taxes. The Plan has since been amended, however, the Plan administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the IRC.

5.      RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2006 and 2005 to the Plan's Form 5500:

                                                                            2006                 2005

Net assets available for benefits per the
 financial statements                                                    $88,121,567         $86,919,052
Amounts allocated to withdrawing participants                                   (569)            (12,090)
                                                                         -----------         -----------

Net assets available for benefits per the Form 5500                      $88,120,998         $86,906,962
                                                                         ===========         ===========

ANHEUSER-BUSCH DEFERRED INCOME
STOCK PURCHASE AND SAVINGS PLAN
(FOR CERTAIN HOURLY EMPLOYEES OF ANHEUSER-BUSCH COMPANIES, INC.
AND ITS SUBSIDIARIES)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
-------------------------------------------------------------------------------

        The following is a reconciliation of distributions to participants per the financial statements for the year ended March 31, 2006 to the Plan's Form 5500:

Distributions to participants per the
 financial statements                                              $5,898,345

Add:  Amounts allocated to withdrawing                                    569
 participants at March 31, 2006

Deduct:  Amounts allocated to withdrawing                             (12,090)
 participant as of March 31, 2005
                                                                   ----------

Distributions to participants per Form 5500                        $5,886,824
                                                                   ==========

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2006, but not yet paid as of that date.

6.      PARTY-IN-INTEREST TRANSACTIONS

        During the years ended March 31, 2006 and 2005, transactions between the Master Trust and the Company included aggregate common stock purchases totaling $130,624,118 and $211,482,877, respectively, and aggregate common stock sales totaling $261,909,234 and $298,430,535, respectively. These transactions are allowable party-in-interest transactions under Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

        During the years ended March 31, 2006 and 2005, the Master Trust purchased and sold investments in the Employee Benefit Temporary Investment Fund of Mellon Bank N.A., the Plan trustee. Transactions with the Fund included aggregate investment purchases totaling $359,492,799 and $455,150,062, respectively, and aggregate investment sales totaling $353,508,527 and $461,650,733, respectively. These transactions are allowable party-in-interest transactions under Sections 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

                                 SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 ANHEUSER-BUSCH DEFERRED INCOME
                                 STOCK PURCHASE AND SAVINGS PLAN
                                 (For Certain Hourly Employees of
                                 Anheuser-Busch Companies, Inc.
                                 and its Subsidiaries)

                                  By: /s/  JOHN T. FARRELL
                                     --------------------------------
                                      John T. Farrell
                                      Vice President,
                                      Employee Benefits
                                      Anheuser-Busch Companies, Inc.

Dated: September 26, 2006